UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 6, 2026

GigCapital7 Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42262	98-1790710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	GIGGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GIG	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIGGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”), stated in its Current Report on Forms 8-K that it filed with the U.S. Securities and Exchange Commission on October 15 and November 26, 2025, GigCapital7 and Hadron Energy, Inc., a Delaware corporation (the “Company”) will conduct meetings with members of the investment community in connection with certain financing activities in furtherance of their previously announced business combination. The Company is contemplating a private capital raise through the issuance of simple agreements for future equity (“SAFEs”) in one or more private placements exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). An updated copy of an investor presentation intended to be used in such meetings is furnished as Exhibit 99.1 to this Current Report on Form 8 K and incorporated herein by reference. In addition, from time to time, GigCapital7 and the Company may use the investor presentation in non-deal roadshow meetings and in connection with discussions regarding a potential private investment in public equity (“PIPE”) financing for the post-closing company, subject to market conditions and other factors.

The information in this Item 8.01 (including Exhibit 99.1) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

In connection with the proposed business combination between GigCapital7 and the Company (the “Business Combination”), GigCapital7 and the Company has filed a registration statement on Form S-4, and intends to file amended registration statements on Form S-4/A (the initial registration and subsequent amendments, collectively, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the Business Combination and related transactions, the prospectus relating to the offer of securities to be issued in connection with the Business Combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7 will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/REGISTRATION STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/REGISTRATION STATEMENT BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, THE COMPANY AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination and related transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus, along with information concerning the interests of the Company’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of the Company’s or GigCapital7’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K and the exhibit hereto that are not historical facts are forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may,” “could,” “would,” “should,” “expect,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future”, “designed,” “forecast,” “target,” “will,” “anticipate,” “estimate,” “continue,” “intend,” “plan,” “predict,” “seem,” “seek,” “outlook,” and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements generally relate to future events, including, without limitation, statements, estimates, forecasts or projections regarding the Company’s future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; the Company’s projected commercialization costs and timeline; the Company’s ability to demonstrate scientific and engineering feasibility of its technologies; the Company’s ability to attract, retain and expand its future customer base; the Company’s ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; the Company’s ability to develop products and services and bring them to market in a timely manner; the Company’s ability to compete successfully with energy products and solutions offered by other companies; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; the Company’s expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which the Company’s products would provide power, which is outside of the Company’s control; the safety profile of the Company’s technology; the execution and success of any definitive agreements related to partnerships and collaborations between the Company and third parties; the Company’s expectations with respect to future performance; GigCapital7’s and the Company’s respective industries, future events, the anticipated use of the investor presentation by the Company and GigCapital7, potential financing activities by the Company, including any contemplated private placement of SAFEs, potential non-deal roadshows, and possible PIPE financing discussions, the proposed transactions between GigCapital7 and the Company, the anticipated timing and benefits of the Business Combination, the entry into agreements related to the Business Combination, the consummation of the proposed Business Combination; the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including the likelihood and ability of the parties to successfully consummate the proposed transactions, future opportunities for the combined company, GigCapital7’s or the Company’s future financial or operating performance, and other statements that are not historical facts. In addition, these forward-looking statements include, without limitation, statements regarding GigCapital7’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed private placements, the Business Combination and other transactions, the satisfaction of the closing conditions to the Business Combination and other transactions, and the timing of the completion of the Business Combination and other transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or GigCapital7), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GigCapital7 and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination or other definitive agreements in connection thereto; (2) the outcome of any legal proceedings that may be instituted against the Company, GigCapital7 or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to successfully or timely consummate the Business Combination and related transactions, including due to the failure to obtain consents and approvals of the shareholders of GigCapital7 or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the Proxy Statement/Registration Statement contained therein) to be filed by GigCapital7 and the Company; (4) the failure to obtain financing to complete the transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the transactions; (5) changes to the proposed structure of the transactions as a result of applicable laws, regulations or conditions; (6) the ability of GigCapital7 to meet applicable listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (8) projections, estimates and forecasts of revenue and other financial and performance metrics; (9) projections about industry trends and market opportunity; expectations relating to the demand for the Company’s micro modular reactor (“MMR”) technology; (9) the Company’s ability to scale and grow its business; (10) the cash position of the Company following closing of the Business Combination; (11) the risk that the transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the transactions; (12) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to successfully commercialize its MMR, and the Company’s ability to source and maintain key relationships with management and key employees; (13) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (14) costs related to the transactions; (15) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding the classification and management of nuclear energy resources, including evolving environmental standards, permitting requirements, and potential changes in applicable laws or regulations; changes in applicable laws and regulations; political and economic developments and market volatility; (16) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (17) risks relating to the Company’s anticipated operations and business, including its focus on the development and commercialization of MMR technologies; (18) the risk that the Company does not ever enter into any definitive agreements in connection with commercialization of its technology; (19) the risk that the Company is pursuing an emerging market; (20) the amount of redemption requests made by the GigCapital7 public shareholders; (21) risks related to the future performance of the Company; (22) the potential need for financing for future operations; (23) financial, political and legal conditions; (24) increased competition in the energy industry; (25) limited supply of materials and supply chain disruptions; and (26) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or the Company, including the Registration Statement that the Company and GigCapital7 intend to file in connection with the Business Combination, and GigCapital7’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the Proxy Statement/Prospectus filed after the date hereof. In addition, there may be additional risks that neither GigCapital7 or the Company presently know, or that GigCapital7 or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither GigCapital7 nor the Company undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by GigCapital7, the Company, or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Investor Presentation, January 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 6, 2026	GIGCAPITAL7 CORP.

	By:	/s/ Dr. Avi S. Katz
	Name:	Dr. Avi S. Katz
	Title:	Chief Executive Officer

Exhibit 99.1 The Future of Modular, Nuclear Energy. Always On, Always Ready. January 2026 Investor Presentation

JANUARY 2026 Disclaimer This presentation (this “presentation”) is being delivered to you by Hadron Energy, Inc. (“Hadron”) and GigCapital7 Corp. (“GigCapital7”) to assist interested parties in making their own evaluation with respect to an investment in Hadron in connection with a proposed business combination between Hadron and GigCapital7 and related transactions (the “proposed business combination”). This presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Hadron and the post-business combination combined company (the “Post-Closing Company”). Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents without the prior consent of Hadron or GigCapital7 is prohibited. By reviewing or reading this presentation, you will be deemed to have agreed to the obligations and restrictions set out below. This presentation does not constitute advice or a recommendation regarding any securities. This communication is restricted by law.; it is not intended for distribution to, or use by, any person in any jurisdiction where such distribution or use would be contrary to local law or regulation and conveys no right, title or interest in Hadron or the products of its business activities. This presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. No Offer or Solicitation This presentation and any accompanying oral statements shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities nor the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination. Nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OF ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information, and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representations or warranties, express or implied, are or will be given in, or in respect of, this presentation or any other written or other communications transmitted or otherwise made available to any party in the course of its evaluation of Hadron or the proposed business combination, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof, or for any errors, omissions, or misstatements, negligent or otherwise, relating thereto. To the fullest extent permitted by law, in no circumstances will Hadron, GigCapital7, or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Hadron and GigCapital7 disclaim any duty to update the information contained in this presentation. Additional Information About the Business Combination and Where to Find it In connection with the potential business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed with the SEC by GigCapital7 and Hadron. The Form S-4 will include a preliminary proxy statement for the stockholders of GigCapital7 that also constitutes a preliminary prospectus. These materials will contain important information about GigCapital7, Hadron, the PostClosing Company and the potential business combination. The Form S-4 and other documents in connection with the potential business combination will be filed after you have made an investment decision regarding any potential investment in Hadron or the PostClosing Company. Because of this sequencing, when deciding whether to invest in Hadron, you should carefully consider the information made available to you, including this presentation, through the day of your decision. When available, the definitive proxy statement/prospectus will be mailed to GigCapital7 stockholders as of a record date to be established for voting on the potential business combination. Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC's website located at www.sec.gov, or securityholders may direct a request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA. Participants in the Solicitation Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s security holders in connection with the potential business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31st, 2024, filed with the SEC on March, 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April, 16, 2025 (Form 10-K and Form 10-K/A, collectively, the “2024 Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7 security holders in connection with the potential business combination will be set forth in the Form S-4, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally. P. 2/24 DISCLAIMERS

JANUARY 2026 Forward-Looking Statements This presentation contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1996. Hadron’s, GigCapital7’s and the Post-Closing Company’s actual results may differ from their expectations, estimates and projections, and consequently, you should not rely on these forward-looking statements as predictive of future events. Forward-looking statements can sometimes be identified by words such as “may,” “could,” “would,” “should,” “expect,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future”, “designed,” “forecast,” “target,” “will,” “anticipate” and, in each case, similar words and expressions, or their negative variations, and terminology that predict or indicate future events. These forward-looking statements include all matters that are not historical facts and include, without limitation, estimates, forecasts or projections regarding Hadron’s future manufacturing capacity and plant performance; market opportunity and market share; estimates and projections of adjacent energy sector opportunities; Hadron’s projected commercialization costs and timeline; Hadron’s ability to demonstrate scientific and engineering feasibility of its technologies; Hadron’s ability to attract, retain and expand its future customer base; Hadron’s ability to timely and effectively meet construction and development timelines and scale its production and manufacturing processes; Hadron’s ability to develop products and services and bring them to market in a timely manner; Hadron’s ability to compete successfully with energy products and solutions offered by other companies; Hadron’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Hadron’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; Hadron’s expectations regarding regulatory framework development; the potential for and timing of receipt of licenses and permits for current and future operations, including licenses to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the success of proposed projects for which Hadron’s products would provide power, which is outside of Hadron’s control; the safety profile of Hadron’s technology; the execution and success of any definitive agreements related to partnerships and collaborations between Hadron and third parties; Hadron’s expectations with respect to future performance; the consummation of the proposed business combination; and the potential benefits of the proposed business combination and expectations related to its terms and timing. These statements are based on management’s expectations, assumptions, estimates, projections and beliefs as of the date of this presentation, whether or not identified in this presentation, and are not predictions of actual performance. These forward- looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These statements are subject to a number of factors that involve known and unknown risks, delays, uncertainties and other factors not under the control of Hadron or GigCapital7 that may cause actual results, performance or achievements of Hadron, GigCapital7 or the Post-Closing Company to be materially different from the future results, performance or other expectations expressed or implied by these forward-looking statements. Such risks and uncertainties include risks related to the future performance of Hadron; the risk that Hadron is pursing an emerging market; regulatory uncertainties and possible changes to applicable laws or regulations; the potential need for financing for future operations; financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of GigCapital7’s shareholders is not obtained; the outcome of any government or regulatory proceedings, investigations or inquiries; market volatility and its potential to impact Hadron’s ability to meet its financial obligations; increased competition in the energy industry; limited supply of materials and supply chain disruptions; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and Cautionary Note Regarding Forward-looking Statements in GigCapital7’s 2024 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in GigCapital7’s filings with the SEC, the registration statement on FormS4 and the proxy statement/prospectus contained therein. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although Hadron and GigCapital7 believe that the expectations reflected in the forward-looking statements are reasonable, Hadron cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this presentation is as of today’s date, unless otherwise stated, and Hadron and GigCapital7 undertake no duty to update such information, except as required under applicable law. Market Data and Statistics This presentation includes statistical and other industry and market data that Hadron obtained from industry publications and research, surveys, studies and other similar third-party sources, as well as Hadron’s estimates based on such data and its internal sources. Such data and estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such data and estimates. Hadron believes that the information from these third party sources is reliable; however, neither Hadron nor GigCapital7 independently verified such data and estimates, makes any representation as to their accuracy or completeness, nor undertakes to update the data from such sources after the date of this presentation. Further, Hadron’s business and the industry in which it operates is subject to a high degree of risk and uncertainty, which could cause results to differ materially from those expressed in the estimates made by the third-party sources and by Hadron. Trademarks This presentation contains trademarks, service marks, trade names, and copyrights of Hadron, GigCapital7 and third parties, which are the property of their respective owners, and such use or display in this presentation is not intended to, and does not imply, a relationship with or an endorsement or sponsorship by or of Hadron or GigCapital7. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this presentation may appear without the TM, SM, *, or © symbols, but such references are not intended to indicate, in any way, that Hadron or GigCapital7 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners, if any, to such trademarks, service marks, trade names, and copyrights. P. 3/24 DISCLAIMERS

JANUARY 2026 Reliable, Carbon-Free Power The Hadron Micro Modular Reactor (MMR) can power next-generation data centers, remote communities, military bases, factories & more. 10 MW 35 MW 10+ Year e th P. 4/24 WHO WE ARE ELECTRICAL POWER THERMAL POWER FUELING CYCLE

Hadron Energy

JANUARY 2026



SAMUEL GIBSON

FOUNDER & CEO

Hadron Energy

2X Global Engineering Leader from American Society of Mechanical Engineers (**ASME**)

5+ years of research experience in mechanical and nuclear engineering

Involved with Sales and Marketing for revenue scaling of Industrial Company



RAHUL SHUKLA

CHIEF FINANCIAL OFFICER

Hadron Energy

4 years as Chief Accounting Officer, Stem, Inc.

4 years in Senior Finance Leadership, Natera, Inc. & eHealth, Inc.

20+ years of work experience across public-company finance, M&A & capital markets



ROSS RIDENOURE

CHIEF NUCLEAR OFFICER

Hadron Energy

3X Chief Nuclear Officer with over 35 years of executive experience in commercial nuclear power operations.

Extensive leadership in **nuclear engineering**, **licensing**, and **regulatory affairs**

U.S. Navy Commander (Ret.) with international advisory experience, including **NuScale** Power and the **IAEA**



ANDREA VEIL

HEAD OF REACTOR LICENSING[1]

Hadron Energy

Served as **Director** of the Office of the **U.S. Nuclear Regulatory Commision** (NRC) since 2021

With a NRC carreer starting in 1992, Veil has held progressively responsible positions, including a **Congressional Fellowship** in 2003

Extensive experience in managing Licensing, rulemaking and more



DR. AVI KATZ

CHAIRMAN & CEO

GigCapital7

30+ years holding international managerial & executive positions in Deep Tech

Founding Managing Member, GigAcquisitions, LLC; GigFounders, LLC; GigNext LLC

Previously completed **5 De-SPAC transactions**

P. 5/24

TODAY'S SPEAKERS

(1) Contract Position

Hadron Energy

JANUARY 2026



SAMUEL GIBSON

NON-INDEPENDENT BOARD OF DIRECTORS MEMBER AND CHIEF EXECUTIVE OFFICER

Founder & CEO of Hadron and Halo MMR visionary. He is leading a $1.2B merger with GigCapital7 to become the first publicly traded light-water MMR company



RALPH HUNTER

MEMBER OF THE AUDIT AND COMPENSATION COMMITTEES

Globally recognized nuclear executive with 35 years of experience in SMR development. Held CEO and presidential roles at Orion Nuclear & Constellation



BRYAN TIMM

CHAIR OF THE AUDIT COMMITTEE AND MEMBER OF THE COMPENSATION COMMITTEE

Former Columbia Sportswear President/COO/CFO and current GigCapital8 Audit Chair. He brings deep public-company governance, finance, and capital-markets expertise to Hadron



DR. RALUCA DINU

CHAIR OF THE COMPENSATION COMMITTEE AND MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

CEO of QT Imaging and GigCapital Partner. Semiconductor veteran with global manufacturing, operations, and public-company transaction expertise



ADRIAN ZUCKERMAN

MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE, AND COMPENSATION COMMITTIES

Former U.S. Ambassador to Romania and international attorney. Expert in energy security and geopolitics, providing strategic regulatory and governance leadership



ROBERT LEWIS

MEMBER OF THE NOMINATING AND CORPORATE GOVERNANCE, AND THE AUDIT COMMITTEES

Former NRC Deputy Executive Director with 32 years of leadership. Expert in nuclear safety and rulemaking, advising Hadron on licensing and regulatory strategy



RAANAN HOROWITZ

CHAIR OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE AND MEMBER OF THE AUDIT COMMITTEE

Former Elbit Systems of America CEO, scaling the defense firm to $1.6B. A GigCapital7 director and national security expert with deep experience in global manufacturing and innovation



DR. AVI KATZ

EXECUTIVE CHAIRMAN OF THE BOARD, MEMBER OF THE COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEES

GigCapital Founder and serial PPE issuer with 12+ public listings. 40-year tech innovator and Ph.D. engineer with deep public/private C-suite experience

P. 6/24

POST CLOSING BOARD OF DIRECTORS

JANUARY 2026 REMOTE AREAS INDUSTRIAL DATA CENTERS Mining, Manufacturing, Enterprise, Colocation, Research Stations, Chemical Processing, Managed Services, Island Communities, Steel, Oil & Gas, Cloud, Edge, Disaster Relief, Pulp & Paper Mills, Hyperscalers Telecom Water Desalination DISTRICT HEATING DEFENSE UTILITIES Commercial, Capacity Expansion, Forward Operating Bases, Industrial, Aging Fleet Replacement, Ancillary Power, Agricultural, Renewable Goals, Critical Infrastructure Residential Remote PPAs P. 7/24 INDUSTRIES DRIVING ENERGY DEMAND

JANUARY 2026 MARKET SIZE ESTIMATE $0.15 $4.5T ~30,000TWh (2) (1) GLOBAL AVERAGE COST PER KWH ESTIMATED ELECTRICITY MARKET GLOBAL ELECTRICITY DEMAND BY 2026 P. 8/24 A MASSIVE MARKET OPPORTUNITY Source: (1) IEA, Demand: Global electricity use to grow strongly in 2025 and 2026 Source: (2) Clean Energy Wire, Journalism for the Energy Transition

JANUARY 2026 SIGNIFICANT GOVERNMENT SUPPORT AI & DATA CENTER ENERGY DEMAND HISTORY OF NRC APPROVAL Electricity demand from AI data Light Water reactors are the only type 4 Executive Orders signed in May 2025, (1) ADVANCE Act 2024, and support from centers alone will 4X+ by 2030 , of designs that have received approval by NRC / DOE / White House bolster the making MMRs an attractive solution The U.S. Nuclear Regulatory Commission, (2) Nuclear Energy momentum for clean, reliable power with 94 prior approvals, including 1 SMR INVESTOR & HYPERSCALER INTEREST TECHNOLOGICAL ADVANCEMENTS GLOBAL PUSH FOR LOW CARBON Companies are exploring MMRs Continuous advancements in reactor A strong push for low-carbon energy for their energy needs, with Hadron core design, safety features, & solutions to combat climate change is an engaged in advanced discussions digital integration are improving important driver for MMR market growth for data center applications MMR eﬃciency and performance P. 9/24 COMPELLING INDUSTRY TAILWIND (1) International Energy Agency (2) United States Nuclear Regulatory Commission

JANUARY 2026 MIRCOREACTOR POLICY TAILWINDS IMPACT TO HADRON • Even though Hadron uses LEU+ (not HALEU), a faster • Pushes NRC to pursue binding, predictable review timelines Executive NRC is equally beneﬁcial for LEU+ designs Orders • Encourages “recycling” of validated DOE/DOD tests • Ability to negotiate pilot sitings on federal sites earlier (Trump 2025) • Eases siting on federal land for demonstration and validation • Streamlines the nuclear licensing and environmental • Hadron qualiﬁes under MMR guidance, accelerating ADVANCE Act review process the review process (2024) • Reduces ﬁnancial barriers and incentivizes new • Lowers licensing uncertainty and reduces technical advanced reactors and ﬁnancial risk • Quicker regulatory process for small, factory-built • Signiﬁcantly lower regulatory burden on Hadron’s Nuclear reactors like Hadron’s Regulatory application Commission • May potentially avoid lengthy environmental impact • Use of LEU+ fuel aligns safety and materials evaluations (NRC) with precedents reviews and other regulatory hurdles • Allocates HALEU, planning fuel supply base, backing • Eﬀorts signal a favorable policy orientation toward pilot deployments reactor projects Department of Energy (DOE) • DOE supply-chain and industrial base investments • Building out the fuel ecosystem, so reactor projects aren’t starved for fuel reduce risk for components, and infrastructure P. 10/24 FEDERAL SUPPORT FOR NUCLEAR

JANUARY 2026 One Platform. Endless Energy Applications. Hadron’s micro modular reactors redeﬁne versatility—serving as both power plants and heat sources for a variety of sectors. By integrating electricity and process heat in one deployable system, Hadron will unlock new economic value, shorten project timelines, and accelerate the transition to sustainable energy infrastructure worldwide P. 11/24

Hadron Energy
JANUARY 2026

A WALK AWAY SAFE DESIGN

1 - Fuel Pellet

UO_2 ceramic fuel pellet retains the majority of fission products within its crystalline matrix



2 - Cladding

Zirconium alloy cladding that surrounds fuel pellets to form a sealed and pressurized fuel pin



3 - Pressure Vessel

3-4 inch thick steel reactor pressure vessel that contains the reactor core, steam generator and primary coolant

4 - Containment

Thick steel containment vessel that surrounds the RPV, serving as a secondary physical barrier

5 - Suppression Pool

Approximately 60,000 gallons of water filled suppression pool that acts as the ultimate heat sink during any postulated accident scenario



ENGINEERED FOR SAFE CONTAINMENT

P. 12/24

Hadron Energy
JANUARY 2026

HADRON'S UNIQUE CORE DESIGN

Hadron's core uses a modular lattice of 15x15 rod assemblies. Each assembly blends fuel rods with strategically placed burnable poison for lifecycle reactivity shaping, plus integrated control rods for maneuverability and shutdown. The result is balanced power distribution, efficient fuel use, and flexible operation from startup to end-of-life

BENEFITS:

Modular Scalability

Our 10MW requires a fraction of the land compared to wind and solar, making it the most space-efficient path to reliable decarbonization

Improved Power Flattening

Strategic placement of burnable poison in the 15×15 array smooths out excess reactivity, keeping power distribution even across the core

Extended Fuel Cycle

Better flux control means reduced localized burnup, enabling longer fuel cycles and fewer outages for refueling

Enhanced Reactor Behavior

Less aggressive reactor operation reduces wear and tear on the system, allows finer control, and reduces the risk of additional maintenance



PATENT PENDING CORE MODEL

P. 13/24

Hadron Energy

JANUARY 2026

OPERATIONAL & COMMERCIAL ADVANTAGES

SUPPLY CHAIN FLEXIBILITY

Broader supply chain support for lightwater reactors resulting in expedited delivery times

24/7 UNINTERRUPTED POWER

Having a constant power supply is indispensable for data centers, where even a brief outage can lead to costly downtime

IDEAL FOR INDUSTRIAL APPLICATIONS

Our MMR's 35 MW of thermal power is perfectly suited for a range of industrial applications requiring both process heat and electricity

10 YEAR LEU+ FUELING CYCLE

The 10-year low enriched uranium fueling cycle drastically reduces operational costs by eliminating the need for frequent refueling



LIGHTWATER DESIGN BENEFITS

P. 14/24

JANUARY 2026 REGULATORY & LICENSING ADVANTAGES DECADES OF LICENSING HISTORY LWRs have been in commercial operation for ~70 years, providing a robust foundation of operating data and licensing framework THE ONLY NRC APPROVED REACTOR TYPE LWRs represent 100% of operating reactors in the U.S. due to their proven technology & established regulatory familiarity COMPACT MODULAR DESIGN Avoiding the complex regulations of large SMRs, our streamlined architecture ensures faster permitting and ﬂexible deployment PRE-APPROVED LEU+ FUEL Utilizing Low-Enriched Uranium (LEU) leverages an established regulatory framework, avoiding the extended approval timelines of exotic fuels P. 15/24 LIGHTWATER DESIGN BENEFITS

Hadron Energy

JANUARY 2026

2025
Launch

- NRC Letter of Intent *
- NRC Regulatory Engagement Plan *
- Private Meeting with NRC
- NRC Public Meetings
- Early Customer Identification
- Conceptual Design Review
- QA Program Description *

2026
Design Verification

- Establish Principal Design Criteria
- Readiness Assessment Audit
- Early Contract Revenues
- Topical & Technical Reports *
- Whitepapers
- Final Design & Procurement

2027-2028
Production

- Reactor Demonstration
- Subcomponent Manufacturing
- Subcomponent Testing
- Construction & Assembly
- Manufacturing License Application *
- Combined Operating License Application *

2029
Delivery

- Approval for Standardized MMR Siting
- Deliver MMRs to Early Customers
- Power Purchase Agreements, Direct Sales, and Operating Agreements

P. 16/24

THE HADRON ROADMAP

(*) Nuclear Regulatory Commission Filings

JANUARY 2026 10MW COMPACT POWER. MASSIVE IMPACT. Our 10MW requires a fraction of the land compared to wind and solar, making it the most Land Requirements space-efficient path to reliable decarbonization WIND SOLAR P. 17/24 SCALABILITY & EFFICIENCY

Hadron Energy

JANUARY 2026

10MW LIGHT WATER DESIGN	
Lower Anticipated Unit Cost	✓ ~$80M[(1)]
+ Compact Footprint	✓ More effective land usage than other renewable energy sources (<1 acre)
+ Tried-and-true components	✓ Avoid costly development and testing compared to non lightwater designs
+ Quality Controlled Manufacturing	✓ Avoid expense and delays during construction compared to larger reactor deployments
= **Deployable, Reliable Power**	✓ Nth-of-a-kind manufacturing and deployment model offering distributed power generation

Source: Publicly available information
(1) Does not include current or potential tax credits or any other government grant or subsidy

NON LIGHTWATER DESIGNS	
OKLO	NANO Nuclear Energy Inc.
$400M	$300M - $350M
4-5 acres	<5 acres
Unreliability of sodium cooled reactors	Unproven designs
Uncertain deployment timeline	Likely to face delays

Introduces novel licensing regimes and risk factors that may delay licensing

Source: Publicly available information

P. 18/24

HADRON'S COMPETITIVE ADVANTAGE

I N D U JANUARY 2026 ALL STAR ENGINEERING TEAM. DEEP REGULATORY BACKGROUND. “From leading regulatory bodies like the NRC to pioneering propulsion systems at NASA, our all-star team brings frontier engineering expertise, institutional excellence & path to partnerships that can redeﬁne the nuclear ecosystem. In the months ahead, Hadron will expand its team across digital reactor systems, advanced manufacturing, and safety architecture — bringing together world-class engineers, modelers, and builders to accelerate prototype development and carry our reactor from simulation to reality.” – Samuel Gibson, Founder & CEO P. 19/24 KEY LEADERSHIP TEAM S T R Y

Hadron Energy

JANUARY 2026

WE'VE BUILT THE TEAM THAT CAN **DELIVER THE FUTURE OF ENERGY**



SAMUEL GIBSON
FOUNDER & CEO
Serial Enterpreneur and 2 time ASME Global Engineering Leader
Hadron Energy



ROSS RIDENOURE
CHIEF NUCLEAR OFFICER
Three Time CNO at Parsons, Southern California Edison, & Omaha Public Power District
PARSONS



KEN CANAVAN
CHIEF OPERATING OFFICER
Previously held executive leadership positions at EPRI & Westinghouse (CTO)
Westinghouse



ANDREW WARD, PhD
CHIEF TECHNOLOGY OFFICER
Previously Assistant Research Scientist at the University of Michigan
UNIVERSITY OF MICHIGAN



RAHUL SHUKLA
CHIEF FINANCIAL OFFICER
Previously Chief Accounting Officer at Stem, Inc.
stem



SHAWN DEANGELO
CHIEF DEVELOPMENT OFFICER
Previously Data Center R&D Automation & Controls Engineer at Meta
Meta



OLIVIA HAND, P.E.
HEAD OF REACTOR DESIGN
Previously Principal Engineering positions at TerraPower & NuScale
TerraPower



TIMOTHY BUSSEY
VP OF BUSINESS DEVELOPMENT
Previously Data Center Facility Campus Manager at Meta
Meta



ANDREA VEIL
HEAD OF REACTOR LICENSING [1]
Previously Director of the Office of Nuclear Reactor Regulation (NRR)
U.S.NRC



BENOIT FORGET, PhD
ADVISOR, REACTOR PHYSICS [1]
Head of Nuclear Science and Engineering at MIT
Massachusetts Institute of Technology

P. 20/24

(1) Contract positions

JANUARY 2026 We've assembled an all-star engineering team, launched digital twin development, and filed 4 patents, both NUCLEAR IS SLOW utility and design, alongside securing 6 copyrights and trademarks. Our breakthrough patent-pending MMR core design anchors a strong IP foundation as we engage with the DOD, DOE, and NRC. Having already BUT WE ARE FAST engaged at the letter of intent stage with more than 6 potential customers, Hadron is scaling fast. Market Overview Commercial Traction Signiﬁcant Government DOE Projects Power Growth Multiple GWs Pipeline of Interest From Potential (1) Support of 15-20% by 2035 Near-term Opps Customers for Hundreds of Units 100% of Approved Reactors in Strong Push for Low Carbon Active Discussions with the U.S. are Light Water Designs Energy Solutions Leading Hyperscalers Product Regulatory & Scientific Engagements 10-Year Refueling Cycle 50-Year Useful Life 10 MW of Electrical Power 35 MW of Thermal Power P. 21/24 DEMONSTRATED TRACTION Source: (1) IEA, Demand: Global electricity use to grow strongly in 2025 and 2026

Hadron Energy

JANUARY 2026

ILLUSTRATIVE TRANSACTION OVERVIEW

Transaction Highlights

Valuation	• Implied pre-money equity value of $1.0B • Transaction implies ~$1.2B pro-forma enterprise value
Financing	• Assumes ~$212M at $10.59 per share from a combination of PIPE Proceeds and Cash in Trust • Expected uses include OPEX & MMR Development
Deal Structure	• Hadron Energy shareholders would roll 100% of their equity and are expected to have a pro- forma equity ownership of 75.0%

Sources & Uses ($ Millions)

SOURCES	
Hadron Energy Rollover Equity [4]	$1,000.0
Cash in Trust / PIPE Proceeds [2]	$211.8
Total sources	**$1,211.8**
USES	
Equity to Hadron Energy	$1,000.0
Cash to Balance Sheet	$199.9
Transaction Expenses	$11.9
Total uses	**$1,211.8**

Pro Forma Valuation ($ Millions)

PF Shares Outstanding (Millions)	**133.3**
Share Price ($) [3]	$10.59
PF Equity Value	**$1,412 .0**
(-) PF Net Cash [1]	($199.9)
PF Enterprise Value	**$1,212.1**

Pro Forma Ownership

	Shares (Millions)	% Own.
Hadron	100.0	75.0%
SPAC Sponsor	13.3	10.0%
PIPE Shareholders	20.0	15.0%



P. 22/24

Source: (1) GigCapital7 cash-in-trust plus PIPE investment and Hadron cash less illustrative expenses. (2) Assumes 0% of GigCapital7 shareholders exercise redemption rights to receive cash from trust account at closing. (3) Based on expected redemption price at closing of the transaction as calculated in the Business Combination Agreement filed on September 27, 2025 (4) Hadron Energy Rollover Equity Value based on a $10.00 per share

JANUARY 2026 Primary Core Comparables Target MMR / SMR TECHNOLOGY (1) (2) (2) (2) (2) $17,281 $14,803 ? $5,604 Median Market Cap: $3,638 $2,276 $2,337 $1,000 $1,671 $909 $957 $445 $148 Jan-26 Jul-25 Jan-26 May-22 Jan-26 May-24 Jan-26 May-24 Jan-26 Jan-26 Jan-26 Pre-Commercial NRC Approved Pre-Commercial Pre-Commercial Pre-Commercial Pre-Commercial Pre-Commercial LWR (Gen III+) LWR (Gen III+) HTGR (Gen IV) LM-MFFR (Gen IV) HTGR (Gen IV) GCR (Gen IV) IMSR (Gen IV) Market Cap at De-Spac / IPO Market Cap 1/5/26 Source: FactSet Data as of 1/5/2026 (1) Based on pre-money rollover equity per business combination agreement P. 23/24 (2) Does not include any private placement or public warrants ATTRACTIVE ENTRY POINT 2.5x 7.4x 15.5x 11.3x Reactor Type: Stage

JANUARY 2026 BUILDING THE FUTURE GRID — CLEAN, COMPACT, UNSTOPPABLE. THANK YOU!